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                                                                Exhibit 99(a)(4)

MICHAEL FOODS SHAREHOLDERS OVERWHELMINGLY
APPROVE ACQUISITION BY MANAGEMENT AND INVESTOR GROUP

MINNEAPOLIS, April 9 - Michael Foods, Inc. (Nasdaq\NMS:MIKL) announced that its shareholders, with 99.5 percent of the votes cast voting in favor, overwhelmingly approved the acquisition of the Company for $30.10 per share in cash by an investor group comprised of a management group led by the Company's Chairman, President and Chief Executive Officer Gregg A. Ostrander, affiliates of the Michael family, and affiliates of two private equity firms, Vestar Capital Partners and Goldner Hawn Johnson & Morrison.

The results of the vote, from a shareholders' meeting this morning, were 15,249,659 shares voted in favor, 40,428 shares voting in opposition and 34,288 shares abstaining. The acquisition proposal required a positive majority of the 18,365,730 shares outstanding as of the record date of March 9, 2001 to pass. With 83.03 percent of the shares outstanding as the record date being voted in favor, the measure overwhelmingly passed. Of those voting, 99.5 percent voted in favor.

The Company currently expects the transaction, which remains subject to certain customary conditions, to be completed later this week. Following the completion of the transaction, Michael Foods shares will no longer trade and shareholders will receive $30.10 per share, without interest, in cash.

The Company's statement regarding the completion of the transaction is a forward-looking statement, which is made in reliance upon the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such forward-looking statement is subject to numerous risks and uncertainties, including the inability of the Company or other parties to the proposed transaction to satisfy certain conditions to the completion of the transaction.

Michael Foods, Inc. is a diversified food processor and distributor with particular interests in egg products, refrigerated grocery products, specialty dairy products and refrigerated potato products. Principal subsidiaries include Papetti's Hygrade Egg Products, Inc., M. G. Waldbaum Company, Crystal Farms Refrigerated Distribution Company, Kohler Mix Specialties, Inc. and Northern Star Co.

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04-09-01